Tri-County Financial Corporation

2007 Annual Report

Dear Shareholder:

I am pleased to report to you that Tri-County Financial Corporation and its subsidiary Community Bank of Tri-County have completed another successful year of operation. For the year ended December 31, 2007, net income increased to $5,105,635 from $4,441,257 for the previous year. Diluted earnings per share increased to $1.79 from $1.58 in the previous year. A cash dividend of $0.40 per share was declared and payable in April 2008.

During 2007, the Company completed several initiatives of our strategic plan. The new branch in Lusby, Maryland was finished by year end and began operations in early January 2008. Our Leonardtown branch was temporarily relocated to a trailer while we demolished the old facility to make way for a new regional banking center. We expect to move into our new building in the third quarter of 2008. In December 2007, the Bank raised over $7 million in private placements of our common stock.

In addition, the Company continued to expand its market share in Southern Maryland. Total deposits grew by $26,980,613 during 2007, while the Bank reduced brokered deposits by $24,286,385. Retail deposits therefore grew by $51,566,998, or 13%. During 2007, the Bank reduced long-term debt and short-term borrowings by $10 million and $5 million, respectively. The net loan balances increased by $31,134,344 or 7%. The Company achieved these impressive growth figures while maintaining our level of credit quality in a contracting economy. Tri-County Financial has never been involved as an investor or originator in the "sub-prime" mortgage lending market and is working with our community leaders to lend a hand in resolving the growing housing crisis.

As we move into 2008, I am certain that the Company will face many challenges. Uncertainty in the economy has seldom been higher and the financial markets are extremely unsettled. With a strong capital position, a dedicated work force and a diversified customer base, I remain firmly optimistic about our Company's continued success.

Yours truly,

Michael L. Middleton
Chairman of the Board

The graph below shows the total return performance, for the year ended December 31, for each of the last five years for Tri-County Financial Corporation common stock compared to the NASDAQ Composite and the SNL Mid-Atlantic Bank Index. The table below provides the corresponding data points.


Total Return Performance
Tri-County Financial Corporation
NASDAQ Composite
SNL Mid-Atlantic Bank Index
Index Value
250
225
200
175
150
125
100
75
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07

	Period Ending					
Index	**12/31/02**	**12/31/03**	**12/31/04**	**12/31/05**	**12/31/06**	**12/31/07**
Tri-County Financial Corporation	100.00	109.21	178.31	202.55	222.11	224.15
NASDAQ Composite	100.00	150.01	162.89	165.13	180.85	198.60
SNL Mid-Atlantic Bank Index	100.00	142.18	150.59	153.26	183.94	139.10

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that are based on assumptions and may describe future plans, strategies and expectations of Tri-County Financial Corporation (the "Company") and Community Bank of Tri-County (the "Bank"). These forward-looking statements are generally identified by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project" or similar expressions.

The Company and the Bank's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors that could have a material adverse effect on the operations of the Company and its subsidiaries include, but are not limited to, changes in interest rates, national and regional economic conditions, legislative and regulatory changes, monetary and fiscal policies of the U.S. government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality and composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in the Company and the Bank's market area, changes in real estate market values in the Company and the Bank's market area, and changes in relevant accounting principles and guidelines.

These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Except as required by applicable law or regulation, the Company does not undertake, and specifically disclaims any obligation, to release publicly the result of any revisions that may be made to any forward-looking statements to reflect events or circumstances.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Since its conversion to a commercial bank charter in 1997, the Bank has sought to increase total assets as well as certain targeted loan types. The Bank feels that its ability to offer fast, flexible and local decision-making in the commercial, commercial real estate and consumer loan areas will continue to attract significant new loans and enhance asset growth. The Bank's local focus and targeted marketing is also directed towards increasing its balances of consumer and business transaction deposit accounts. The Bank believes that increases in these account types will lessen the Bank's dependence on higher-costing time deposits, such as certificates of deposit and borrowings to fund loan growth. Although management believes that this strategy will increase financial performance over time, we recognize that increasing the balances of certain products, such as commercial lending and transaction accounts, will also increase the Bank's noninterest expense. We also recognize that certain lending and deposit products also increase the possibility of losses from credit and other risks.

In December 2006, the Company declared a three-for-two stock split in the form of a stock dividend. All per share numbers in the following discussion reflect retroactive application of the stock split.

CRITICAL ACCOUNTING POLICIES

The Company's Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States of America and the general practices of the United States banking industry. Application of these principles requires management to make estimates, assumptions and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions and judgments are based on information available as of the date of the financial statements. Accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions and judgments and as such, have a greater possibility of producing results that could be materially different than originally reported. The Company considers its determination of the allowance for loan losses and the valuation of deferred tax assets to be critical accounting policies. Estimates, assumptions, and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation reserve to be established, or when an asset or liability needs to be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available. When these sources are not available, management makes estimates based upon what it considers to be the best available information.

Allowance for Loan Losses

The allowance for loan losses is an estimate of the losses that may be sustained in the loan portfolio. The allowance is based on two principles of accounting: (a) Statement on Financial Accounting Standards ("SFAS") No. 5, *Accounting for Contingencies*, which requires that losses be accrued when they are probable of occurring and are estimable and (b) SFAS No. 114, *Accounting by Creditors for Impairment of a Loan*, which requires that losses be accrued when it is probable that the Company will not collect all principal and interest payments according to the contractual terms of the loan. The loss, if any, is determined by the difference between the loan balance and the value of collateral, the present value of expected future cash flows or values observable in the secondary markets.

The loan loss allowance balance is an estimate based upon management's evaluation of the loan portfolio. Generally, the allowance is comprised of a specific and a general component. The specific component consists of management's evaluation of certain classified loans and their underlying collateral. Loans are examined to determine a specific allowance based upon the borrower's payment history, economic conditions specific to the loan or borrower, and other factors that would impact the borrower's ability to repay the loan on its contractual basis. Management assesses the ability of the borrower to repay the loan based upon any information available. Depending on the assessment of the borrower's ability to pay the loan, as well as the type, condition and amount of collateral, management will establish an allowance amount specific to the loan.

In establishing the general component of the allowance, management analyzes non-classified and non-impaired loans in the portfolio, including changes in the amount and type of loans. Management also examines the Bank's history of write-offs and recoveries within each loan category. The state of the local and national economy is also considered. Based upon these factors, the Bank's loan portfolio is categorized and a loss factor is applied to each category. These loss factors may be higher or lower than the Bank's actual recent average losses in any particular loan category, particularly in loan categories where the Bank is rapidly increasing the size of its portfolio. Based upon these factors, the Bank will adjust the loan loss allowance by increasing or decreasing the provision for loan losses.

Management has significant discretion in making the judgments inherent in the determination of the provision and allowance for loan losses, including in connection with the valuation of collateral, a borrower's prospects of repayment and in establishing allowance factors on the general component of the allowance. Changes in allowance factors will have a direct impact on the amount of the provision and a corresponding effect on net income. Errors in management's perception and assessment of the global factors and their impact on the portfolio could result in the allowance not being adequate to cover losses in the portfolio, and may result in additional provisions or charge-offs. For additional information regarding the allowance for loan losses, refer to Notes 1 and 4 to the Consolidated Financial Statements and the discussion under the caption "Provision for Loan Losses" below.

Deferred Tax Assets

The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*, which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. SFAS No. 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or the entire deferred tax asset will not be realized.

At December 31, 2007 and 2006, the Company had deferred tax assets in excess of deferred tax liabilities of $2,313,390 and $1,911,265, respectively. For the reasons cited below, at December 31, 2007 and 2006, management determined that it is more likely than not that the entire amount of such assets will be realized.

The Company periodically evaluates the ability of the Company to realize the value of its deferred tax asset. If the Company were to determine that it was not more likely than not that the Company would realize the full amount of the deferred tax asset, it would establish a valuation allowance to reduce the carrying value of the deferred tax asset to the amount it believes would be realized. The factors used to assess the likelihood of realization are the Company's forecast of future taxable income and available tax-planning strategies that could be implemented to realize the net deferred tax assets.

Failure to achieve forecasted taxable income might affect the ultimate realization of the net deferred tax assets. Factors that may affect the Company's ability to achieve sufficient forecasted taxable income include, but are not limited to, the following: increased competition, a decline in net interest margins and loss of market share.

The Company's provision for income taxes and the determination of the resulting deferred tax assets and liabilities involve a significant amount of management judgment and are based on the best information available at the time. The Company operates within federal and state taxing jurisdictions and is subject to audit in these jurisdictions. For additional information regarding the allowance for loan losses, refer to Note 10 to the Consolidated Financial Statements.

COMPARISON OF RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

General. For the year ended December 31, 2007, the Company reported consolidated net income of $5,105,635 ($1.92 basic and $1.79 diluted earnings per share) compared to consolidated net income of $4,441,257 ($1.68 basic and $1.58 diluted earnings per share) for the year ended December 31, 2006. The increase in net income for 2007 was primarily attributable to increases in net interest income and noninterest income, which was partially offset by increases in the provision for loan loss and noninterest expenses. The Bank increased its loan portfolio and deposit balances in 2007. The Bank used funds from the increases in its loan and deposit balances to reduce securities and wholesale borrowings balances. The allowance for loan losses increased in 2007 due to increases in the loan portfolio, particularly in commercial real estate and commercial equipment loans, which carry a higher risk of default than one-to-four family loans, as well as changes in the worsening local and national economic conditions. The amount of increase in the allowance was moderated by the Bank's excellent asset quality. Noninterest income increased in 2007 primarily due to the increases in income from bank owned life insurance and increases in service charges and, to a larger extent, recognition of gain on the sale of foreclosed property. Noninterest expenses increased primarily due to increases in personnel, occupancy, depreciation, ATM expenses and other expenses. Income tax expenses increased by $809,347, or 37.39%, in 2007.

Net Interest Income. The primary component of the Company's net income is its net interest income, which is the difference between income earned on assets and interest paid on the deposits and borrowings used to fund them. Net interest income is affected by the spread between the yields earned on the Company's interest-earning assets and the rates paid on interest-bearing liabilities, as well as the relative amounts of such assets and liabilities. Net interest income, divided by average interest-earning assets, represents the Company's net interest margin.

Net interest income for the year ended December 31, 2007, was $18,991,900 compared to $17,326,808 for the year ended December 31, 2006. The $1,665,092 increase was due to an increase in interest income of $3,212,376, partially offset by the increase in interest expense of $1,547,284. Changes in the components of net interest income due to changes in average balances of assets and liabilities and to changes caused by changes in interest rates are presented in the rate volume analysis below.

During 2007, the Company's interest rate spread increased because the Bank's yield on interest earning assets increased at a faster rate than the increase in the cost of the Company's interest-bearing liabilities. The Bank's yield on loans increased as rates on certain loan types, particularly those based on the prime rate, increased as the Federal Reserve increased short-term interest rates. The Company's yield on investment securities also increased as certain securities repriced due to rate changes. The Company's yield on short-term investments also increased as the principal in these investments matured and was replaced by higher-yielding instruments. In addition to the factors noted above, the Company increased the relative amount of higher-yielding loans in its earning assets and decreased the relative amount of lower-yielding securities. The cost of most wholesale borrowings and deposits increased from 2006 due to the carryover effect of the Federal Reserve increasing interest rates that took place through June 2006. In particular, certificates of deposits, interest-bearing demand and money market accounts, guaranteed preferred beneficial interests in junior subordinated debentures, and long-term borrowings all increased in cost as interest rates increased. The costs of savings deposits were restrained by adjustments to deposit pricing. The average interest rates incurred on short-term debt fell as the Bank was able to increase the relative portion of the notes payable to the U.S. Treasury in its overall short-term debt. These notes have a lower interest rate than the Bank's other short-term debt. Interest income increased due to an increase in the average balance of loans, offset by a decrease in the average balance of securities. Interest expense increased due to the increase in the average cost of certificates of deposits, offset by a decrease in the average balance of borrowings. The decrease in securities and borrowings reflect the Company's decision to pay down these items with the funds it received from loan and deposit growth. These changes in the average balance sheet of the Company from 2006 to 2007 tended to increase interest rate spread and the net yield on interest-earning assets.

The following table presents information on the average balances of the Company's interest-earning assets and interest-bearing liabilities and interest earned or paid thereon for the past two fiscal years.

	2007			2006		
dollars in thousands	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
Assets						
Interest-earning assets						
Loan portfolio (1)	$ 438,276	$ 33,048	7.54%	$ 398,381	$ 29,292	7.35%
Investment securities, federal funds sold and interest-bearing deposits	119,101	5,850	4.91%	135,824	6,394	4.71%
Total interest-earning assets	557,377	38,898	6.98%	534,205	35,686	6.68%
Cash and cash equivalents	3,004			4,072		
Other assets	22,505			20,133		
Total Assets	$ 582,886			$ 558,410		
Liabilities and Stockholders' Equity						
Interest-bearing liabilities						
Savings	$ 28,391	$ 275	0.97%	$ 34,570	$ 409	1.18%
Interest-bearing demand and money market accounts	137,001	4,115	3.00%	104,410	3,053	2.92%
Certificates of deposit	222,769	10,511	4.72%	204,675	8,609	4.21%
Long-term debt	86,993	3,906	4.49%	101,520	4,491	4.42%
Short-term debt	2,901	132	4.55%	18,129	905	4.99%
Guaranteed preferred beneficial interest in junior subordinated debentures	12,000	967	8.06%	12,000	892	7.43%
Total Interest-Bearing Liabilities	490,055	19,906	4.06%	475,304	18,359	3.86%
Noninterest-bearing demand deposits	45,969			42,030		
Other liabilities	6,398			4,444		
Stockholders' equity	40,464			36,632		
Total Liabilities and Stockholders' Equity	$ 582,886			$ 558,410		
Net interest income		18,992			17,327	
Interest rate spread			2.92%			2.82%
Net yield on interest-earning assets			3.41%			3.24%
Ratio of average interest-earning assets to average interest bearing liabilities			113.74%			112.39%

1 Average balance includes non-accrual loans

The table below sets forth certain information regarding changes in interest income and interest expense of the Bank for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to (1) changes in volume (changes in volume multiplied by old rate); and (2) changes in rate (changes in rate multiplied by old volume). Changes in rate-volume (changes in rate multiplied by the change in volume) have been allocated to changes due to volume.

	Year ended December 31, 2007 compared to year ended December 31, 2006		
dollars in thousands	Volume	Due to Rate	Total
Interest Income			
Loan portfolio [1]	$ 3,008	$ 748	$ 3,756
Investment securities, federal funds sold and interest bearing deposits	(821)	277	(544)
Total Interest-Earning Assets	$ 2,187	$ 1,025	$ 3,212
Interest-Bearing Liabilities			
Savings	(60)	(74)	(134)
Interest-bearing demand and money market accounts	979	83	1,062
Certificates of deposit	854	1,048	1,902
Long-term debt	(652)	67	(585)
Short-term debt	(693)	(80)	(773)
Guaranteed preferred beneficial interest in junior subordinated debentures	-	75	75
Total Interest-Bearing Liabilities	$ 428	$ 1,119	$ 1,547
Net Change in Net Interest Income	$ 1,759	$ (94)	$ 1,665

[1] Average balance includes non-accrual loans

Provision for Loan Losses. Provision for loan losses for the year ended December 31, 2007 was $854,739, compared to $405,809 for the year ended December 31, 2006. The loan loss provision increased in 2007 as the Bank continued to add loans to its portfolio particularly in the commercial and commercial equipment categories which carry a higher risk of default. The loan loss provision also increased due to economic conditions. The need to increase loan loss provision was moderated by the Bank's continued excellent credit quality and low level of write-offs. In 2007, the Bank recorded net charge-offs of $155,977 (0.04% of average loans) compared to net charge-offs of $5,422 (0.00% of average loans) in 2006. There was a decrease in the non-accrual loans from $1,046,000 in 2006 to $414,000 in 2007. The loan loss allowance and the provision for loan losses is determined based upon an analysis of individual loans and the application of certain loss factors to different loan categories. Individual loans are analyzed for impairment as the facts and circumstances warrant. In addition, a general component of the loan loss allowance is added based on a review of the portfolio's size and composition. At December 31, 2007, the allowance for loan loss equaled 1083% of non-accrual and past due loans compared to 362% at December 31, 2006.

Noninterest Income.

	Years Ended December 31, 2007	2006	% change 2007 vs. 2006
Loan appraisal, credit, and miscellaneous charges	$ 358,946	$ 362,145	-0.88%
Income from bank owned life insurance	361,527	328,586	10.03%
Service charges	1,436,290	1,359,409	5.66%
(Loss) Gain on the sale of investment securities	(27,335)	197,001	-113.88%
Gain on sale of foreclosed property	1,272,161	-	na
Total Noninterest Income	$ 3,401,589	$ 2,247,141	51.37%

Income from bank owned life insurance ("BOLI") increased in the last year as the Bank purchased an additional $1 million in BOLI in 2007. Service charges and fees are primarily generated by the Bank's ability to attract and retain transaction-based deposit accounts and by loan servicing fees net of amortization of and valuation allowances on mortgage servicing rights. In 2007, service charges increased as the Bank increased its average transaction account balances during the year. The Bank also increased certain service fees on accounts during 2007. In 2007, the Bank recorded a net loss on the sale of investment securities compared to a gain in the prior year. The Bank recorded a gain in the amount of $1,276,161 on the sale of foreclosed property during 2007 compared to no activity in 2006.

Noninterest Expenses.

	Years Ended December 31, 2007	2006	% change 2007 vs. 2006
Noninterest expense			
Salary and employee benefits	$ 7,604,140	$ 7,006,369	8.53%
Occupancy expense	1,340,820	1,316,261	1.87%
Advertising	469,995	474,554	(-0.96%)
Data processing expense	833,726	821,392	1.50%
Depreciation of furniture, fixtures, and equipment	665,974	513,348	29.73%
Telephone communications	87,176	93,319	(-6.58%)
ATM expenses	293,656	274,403	7.02%
Office supplies	161,538	141,144	14.45%
Professional fees	646,779	655,503	(-1.33%)
Other	1,355,549	1,266,175	7.06%
Total Noninterest Expenses	$ 13,459,353	$ 12,562,468	7.14%

The increase in salary and employee benefit costs reflect growth in the Bank's workforce to fully staff branches, an increasing need for highly skilled employees due to the higher complexity level of the Bank's business, and continued increases in the Bank's benefit and incentive costs. Expenses also included certain supplemental retirement benefits, which were funded by the BOLI income. Depreciation expense increased as the Bank wrote off equipment related to a previous version of its data processing software. ATM expenses increased due to an increase in money delivery services. Professional fees decreased slightly as the Company nears satisfaction of requirements under the Sarbanes Oxley Act. Other noninterest expense increased due to the growing size and complexity of the Bank.

Income Tax Expense. During the year ended December 31, 2007, the Company recorded income tax expense of $2,973,762; compared to expenses of $2,164,415 in the prior year. The Company's effective tax rates for the years ended December 31, 2007 and 2006 were 36.81% and 32.76%, respectively. The tax rate increased as a larger percentage of pretax income was subject to state income taxes.

COMPARISON OF FINANCIAL CONDITION AT DECEMBER 31, 2007 AND 2006

	December 31, 2007	December 31, 2006	% change 2007 vs. 2006
Assets			
Cash and due from banks	$ 3,267,920	$ 3,157,595	3.49%
Federal Funds sold	885,056	772,351	14.59%
Interest-bearing deposits with banks	7,273,661	14,260,560	(-48.99%)
Securities available for sale	9,144,069	9,301,676	(-1.69%)
Securities held to maturity	92,687,603	97,804,849	(-5.23%)
Federal Home Loan Bank and Federal Reserve Bank stock	5,354,500	6,100,400	(-12.23%)
Loans receivable, net	453,614,133	422,479,799	7.37%
Premises and equipment, net	9,423,302	6,822,461	38.12%
Foreclosed real estate	-	460,884	(-100.00%)
Accrued interest receivable	3,147,569	2,837,413	10.93%
Investment in bank owned life insurance	10,124,288	8,762,761	15.54%
Other assets	3,483,733	2,735,265	27.36%
Total Assets	$ 598,405,834	$ 575,496,014	3.98%
Liabilities			
Deposits			
Noninterest-bearing	$ 48,041,571	$ 43,723,436	9.88%
Interest-bearing	396,952,444	374,289,966	6.05%
Total deposits	444,994,015	418,013,402	6.45%
Short-term borrowings	1,555,323	6,567,702	(-76.32%)
Long-term debt	86,005,508	96,045,936	(-10.45%)
Guaranteed preferred beneficial interest in junior subordinated debentures	12,000,000	12,000,000	0.00%
Accrued expenses and other liabilities	5,003,912	5,139,637	(-2.64%)
Total Liabilities	$ 549,558,758	$ 537,766,677	2.19%
Stockholders' Equity			
Common stock	29,100	26,423	10.13%
Additional paid in capital	16,914,373	9,499,946	78.05%
Retained earnings	32,303,353	28,353,792	13.93%
Accumulated other comprehensive loss	(73,097)	(53,822)	35.81%
Unearned ESOP shares	(326,653)	(97,002)	236.75%
Total Stockholders' Equity	48,847,076	37,729,337	29.47%
Total Liabilities and Stockholders' Equity	$ 598,405,834	$ 575,496,014	3.98%

In 2007, the Bank used the payments received from the maturation of its investment securities portfolio to make loans. The Bank also increased retail deposits and used the funds to pay down short-term wholesale borrowings as well as to increase earning assets. In 2007, the total of cash and cash equivalents decreased to $11,426,637 from $18,190,506, a decrease of 37.18%. The decrease in cash equivalents was used to decrease borrowings. Securities available for sale and held to maturity both decreased due to continued principal repayments on the portfolio. The effect of principal repayments was partially offset by the purchase of $11 million of held to maturity securities in 2007. Federal Home Loan Bank and Federal Reserve Bank stock declined as the level of borrowings from the

Federal Home Loan Bank system declined. Loans receivable increased as the Bank continued to add to its loan portfolio, primarily in the commercial business and commercial real estate areas. Accrued interest receivable increased due to higher interest-earning asset balances. Other assets increased due to an increase in certain prepaid tax accounts. Deposits increased during 2007 as the Bank increased its market share through additional marketing including advertising campaigns and the introduction of attractive deposit products. Short and long-term borrowings declined as the Bank replaced borrowings with deposits.

Total equity increased during the year. In 2007, the Company earned net income of $5,105,635. The Company sold 268,255 shares of common stock in private placement offerings at a price of $26.25 during 2007 for total proceeds of $7,041,694. Other additions to stockholders' equity were the result of the exercise of stock options ($73,820), and from the exercise of non-incentive stock options ($82,916 and $181,869, respectively) and other changes in the unearned ESOP shares ($192,809). These additions to stockholders' equity were partially offset by the payment of dividends of $1,062,064, the repurchase of 13,546 share of common stock for $94,047, and a change in the accumulated other comprehensive loss account of $19,275.

LIQUIDITY AND CAPITAL RESOURCES

The Company currently has no business other than holding the stock of the Bank and engaging in certain passive investments, and does not currently have any material funding requirements, except for payment of interest on subordinated debentures, the payment of dividends and the repurchase of stock. The Company's principal sources of liquidity are cash on hand and dividends received from the Bank. The Bank is subject to various regulatory restrictions on the payment of dividends.

The Bank's principal sources of funds for investment and operations are net income, deposits from its primary market area, borrowings, principal and interest payments on loans, principal and interest received on investment securities and proceeds from the maturity and sale of investment securities. Its principal funding commitments are for the origination or purchase of loans, the purchase of securities and the payment of maturing deposits. Deposits are considered the primary source of funds supporting the Bank's lending and investment activities. The Bank also uses borrowings from the FHLB of Atlanta to supplement deposits. The amount of FHLB advances available to the Bank is limited to the lower of 40% of Bank assets or the amount supportable by eligible collateral including FHLB stock, loans and securities.

The Bank's most liquid assets are cash, cash equivalents and federal funds sold. The levels of such assets are dependent on the Bank's operating, financing and investment activities at any given time. The variations in levels of cash and cash equivalents are influenced by deposit flows and anticipated future deposit flows.

Cash and cash equivalents as of December 31, 2007, totaled $11,426,637, a decrease of $6,763,869, or 37.18%, from the December 31, 2006, total of $18,190,506. This decrease was used to pay down the Bank's wholesale borrowings.

The Bank's principal sources of cash flows are its financing activities including deposits and borrowings. During 2007, all financing activities provided $17,694,400 in cash compared to $28,167,675 during 2006. The decrease in cash flows from financing activities during the most recent period was principally due to a decline in the level of net increase of deposits from $54,639,662 for 2006 compared to $26,980,613 for 2007. The decline in cash flows provided by deposits was offset by a significantly smaller use of cash in reducing net short-term borrowings. In 2007, short-term borrowings declined by $5,012,379 compared to a decline of $13,507,273 in 2006. Other significant cash flows from financing activities included proceeds of long-term debt totaling $5,000,000 and $15,260,000 during 2007 and 2006, respectively. In 2007, the Company had repayments of long-term debt of $15,040,428 compared to $27,037,822 in 2006. The Bank also receives cash from its operating activities, which provided $4,625,771 in 2007 compared to cash flows of $6,314,581 during 2006.

The Bank's principal use of cash has been in investing activities including its investments in loans for portfolio, investment securities and other assets. In 2007, the level of investing continued to decline after a significant decline in 2006. In 2007, total net cash flows invested was $29,084,040 compared to $38,866,990 in 2006. The principal reason for the change in invested cash are the fluctuations in the amount of funds used to buy investments, the funds provided by maturities and principal payments on investments, funds used for the origination of loans and the cash provided by principal collected on loans.

Federal banking regulations require the Company and the Bank to maintain specified levels of capital. At December 31, 2007, the Company was in compliance with these requirements with a leverage ratio of 10.41%, a Tier 1 risk-based capital ratio of 12.84% and total risk-based capital ratio of 13.80%. At December 31, 2007, the Bank met the criteria for designation as a well-capitalized depository institution under FRB regulations. See Note 14 of the Consolidated Financial Statements.

OFF BALANCE SHEET ARRANGEMENTS

In the normal course of its business, the Bank has committed to make credit available to its borrowers under various loan and other agreements provided that certain terms and conditions are met. For a discussion of these agreements including collateral and other arrangements, see Note 11 to the Consolidated Financial Statements.

CONTRACTUAL OBLIGATIONS

In the normal course of its business, the Bank commits to make future payments to others to satisfy contractual obligations. These commitments include commitments to repay short and long-term borrowings and commitments incurred under operating lease agreements.

IMPACT OF INFLATION AND CHANGING PRICES

The Consolidated Financial Statements and notes thereto presented herein have been prepared in accordance with generally accepted in the United States of America accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, nearly all of the Company's assets and liabilities are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

SELECTED FINANCIAL DATA

dollars in thousands except per share data	Year Ended December 31,				
	2007	2006	2005	2004	2003
Operations Data					
Net interest income	**$ 18,992**	$ 17,327	$ 15,571	$ 13,800	$ 10,469
Provision for loan losses	**855**	406	329	453	317
Noninterest income	**3,402**	2,247	1,641	1,582	1,755
Noninterest expense	**13,459**	12,562	10,851	9,768	8,428
Net income	**$ 5,106**	$ 4,441	$ 3,979	$ 3,720	$ 2,446
Share Data					
Basic net income per common share	**$1.92**	$1.68	$1.53	$1.44	$0.96
Diluted net income per common share	**$1.79**	$1.58	$1.44	$1.38	$0.91
Cash dividends paid per common share	**$0.40**	$0.37	$0.35	$0.21	$0.16
Weighted average common Shares outstanding					
Basic	**2,664,036**	2,637,531	2,597,806	2,579,264	2,544,899
Diluted	**2,852,494**	2,815,985	2,763,616	2,697,030	2,686,571
Financial Condition Data					
Total assets	**$ 598,406**	$ 575,496	$541,287	$ 505,767	$351,730
Loans receivable, net	**453,614**	422,480	369,592	289,325	217,740
Total deposits	**444,994**	418,013	363,374	266,755	227,555
Long and short term debt	**87,561**	102,614	127,899	198,235	94,242
Total stockholders' equity	**$ 48,847**	$ 37,729	$ 34,578	$ 31,124	$ 27,912
Performance Ratios					
Return on average assets	**0.87%**	0.80%	0.74%	0.87%	0.78%
Return on average equity	**12.62%**	12.13%	12.11%	12.89%	8.99%
Net interest margin	**3.41%**	3.24%	3.05%	3.43%	3.55%
Efficiency ratio	**60.10%**	64.18%	63.04%	63.50%	68.95%
Dividend payout ratio	**20.80%**	21.91%	23.39%	14.56%	17.27%
Capital Ratios					
Average equity to average assets	**10.41%**	8.74%	8.62%	9.29%	8.04%
Leverage ratio	**10.41%**	8.74%	8.62%	9.29%	8.04%
Total risk-based capital ratio	**13.80%**	11.98%	11.93%	11.89%	12.20%
Asset Quality Ratios					
Allowance for loan losses to total loans	**0.98%**	0.89%	0.91%	1.04%	1.16%
Nonperforming loans to total loans	**0.09%**	0.25%	0.16%	0.23%	0.17%
Allowance for loan losses to Nonperforming loans	**1082.71%**	361.59%	572.96%	452.97%	678.30%
Net charge-offs to average loans	**0.00%**	0.00%	0.00%	(-0.01%)	0.03%

All per share amounts have been adjusted for the three-for-two stock splits which were effected in December 2004, 2005 and 2006.

MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED SECURITY HOLDER MATTERS

Market Information. The following table sets forth high and low bid quotations reported on the OTC Bulletin for the Company's common stock for each quarter during 2007 and 2006. These quotes reflect inter-dealer prices without retail mark-up, mark-down or commission, and may not necessarily reflect actual transactions. All per share amounts have been adjusted to reflect the three-for-two stock dividends effected in December 2005 and December 2006.

	High	Low
2006		
Fourth Quarter	$ 26.67	$ 23.43
Third Quarter	$ 24.33	$ 23.67
Second Quarter	$ 25.67	$ 22.88
First Quarter	$ 22.67	$ 21.53

	High	Low
2007		
Fourth Quarter	$ 26.50	$ 22.50
Third Quarter	$ 27.70	$ 25.71
Second Quarter	$ 60.00	$ 25.15
First Quarter	$ 27.00	$ 24.00

Holders. The number of stockholders of record of the Company at March 10, 2008 was 638.

Dividends. The Company has paid annual cash dividends since 1994. During fiscal years 2007 and 2006, the Company paid cash dividends of $0.40 and $0.37, respectively.

The Company's ability to pay dividends is governed by the policies and regulations of the Federal Reserve Board (the "FRB"), which prohibits the payment of dividends under certain circumstances dependent on the Company's financial condition and capital adequacy. The Company's ability to pay dividends is also dependent upon the receipt of dividends from the Bank.

Federal regulations impose certain limitations on the payment of dividends and other capital distributions by the Bank. The Bank's ability to pay dividends is governed by the Maryland Financial Institutions Code and the regulations of the FRB. Under the Maryland Financial Institutions Code, a Maryland bank: (1) may only pay dividends from undivided profits or, with prior regulatory approval, its surplus in excess of 100% of required capital stock; and (2) may not declare dividends on its common stock until its surplus funds equals the amount of required capital stock, or if the surplus fund does not equal the amount of capital stock, in an amount in excess of 90% of net earnings.

Without the approval of the FRB, a state member bank may not declare or pay a dividend if the total of all dividends declared during the year exceeds its net income during the current calendar year and retained net income for the prior two years. The Bank is further prohibited from making a capital distribution if it would not be adequately capitalized thereafter. In addition, the Bank may not make a capital distribution that would reduce its net worth below the amount required to maintain the liquidation account established for the benefit of its depositors at the time of its conversion to stock form.

BOARD OF DIRECTORS



(seated left to right): C. Marie Brown, Executive Vice President, Chief Operating Officer; Michael L. Middleton, President and Chairman of the Board; H. Beaman Smith, President, Accoware Systems. (standing left to right): James R. Shepherd, Business Development Specialist, Calvert County Department of Economic Development; Joseph V. Stone, Jr., Owner, Joseph Stone Insurance Agency; Philip T. Goldstein, Owner, Philip T. Goldstein Real Estate Appraisals; Louis P. Jenkins, Jr., Jenkins Law Firm, LLC; Herbert N. Redmond, Jr., President, D.H. Steffens Company; Austin J. Slater, Jr., President, Southern Maryland Electric Cooperative.

EXECUTIVE OFFICERS



(seated left to right): C. Marie Brown, Executive Vice President, Chief Operating Officer; Michael L. Middleton, President, Chief Executive Officer; Gregory C. Cockerham, Executive Vice President, Chief Lending Officer. (standing left to right): James F. DiMisa, Executive Vice President, Operations; William J. Pasenelli, Executive Vice President, Chief Financial Officer; James M. Burke, Executive Vice President, Credit Officer.

BANK RISK ASSESSMENT TEAM



(seated from left to right): Nancy C. Hayden, Vice President, Director of Information Technology; C. Marie Brown, Executive Vice President, Chief Operating Officer; Michael L. Middleton, President, Chief Executive Officer; Paige L. Watkins, Senior Vice President, Lending Administrator; Diane M. Deskins, Marketing Manager. (standing left to right): Daryl Modey, Controller; James F. DiMisa, Executive Vice President, Operations; William J. Pasenelli, Executive Vice President, Chief Financial Officer; Rebecca J. Henderson, Vice President, Director of Sales; David D. Vaira, Senior Vice President, Treasurer/Cashier; Christy Lombardi, Assistant Vice President, Human Resource Manager, Gregory C. Cockerham, Executive Vice President, Chief Lending Officer; John Buckmaster, Vice President, Security Officer; James M. Burke, Executive Vice President, Credit Officer.

REPORT ON AUDITS OF CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2007 and 2006

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Table of Contents

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The internal control process has been designed under our supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America.

Management conducted an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2007, utilizing the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2007, is effective.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, transactions and dispositions of assets; and provide reasonable assurances that: (1) transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States; (2) receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and (3) unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's financial statements are prevented or timely detected.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

STEGMAN
& COMPANY
CERTIFIED PUBLIC ACCOUNTANTS AND
MANAGEMENT CONSULTANTS SINCE 1915

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Tri-County Financial Corporation
Waldorf, Maryland

We have audited the accompanying consolidated balance sheets of Tri-County Financial Corporation (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tri-County Financial Corporation as of December 31, 2007 and 2006, and the results of its consolidated operations and cash flows for each of the years in the two-year period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Stegman & Company

Baltimore, Maryland
March 7, 2008

Suite 100, 405 East Joppa Road Baltimore, Maryland 21286 • 410-823-8000 • 1-800-686-3883 • Fax: 410-296-4815 • www.stegman.com

Member AGN

CONSOLIDATED BALANCE SHEETS

	December 31, 2007	December 31, 2006
Assets		
Cash and due from banks	$ 3,267,920	$ 3,157,595
Fed Funds sold	885,056	772,351
Interest-bearing deposits with banks	7,273,661	14,260,560
Securities available for sale	9,144,069	9,301,676
Securities held to maturity (fair value approximates $91,319,130 and $96,148,156, respectively)	92,687,603	97,804,849
Federal Home Loan Bank and Federal Reserve Bank stock - at cost	5,354,500	6,100,400
Loans receivable		
Net of allowance for loan losses of $4,482,483 and $3,783,721	453,614,133	422,479,799
Premises and equipment, net	9,423,302	6,822,461
Foreclosed real estate	-	460,884
Accrued interest receivable	3,147,569	2,837,413
Investment in bank owned life insurance	10,124,288	8,762,761
Other assets	3,483,733	2,735,265
Total Assets	$ 598,405,834	$ 575,496,014
Liabilities		
Deposits		
Noninterest-bearing	$ 48,041,571	$ 43,723,436
Interest-bearing	396,952,444	374,289,966
Total deposits	444,994,015	418,013,402
Short-term borrowings	1,555,323	6,567,702
Long-term debt	86,005,508	96,045,936
Guaranteed preferred beneficial interest in junior subordinated debentures	12,000,000	12,000,000
Accrued expenses and other liabilities	5,003,912	5,139,637
Total Liabilities	549,558,758	537,766,677
Commitments and Contingencies (Note 11)		
Stockholders' Equity		
Common stock - par value $.01; authorized - 15,000,000 shares; issued 2,909,974 and 2,642,288 shares, respectively	29,100	26,423
Additional paid in capital	16,914,373	9,499,946
Retained earnings	32,303,353	28,353,792
Accumulated other comprehensive loss	(73,097)	(53,822)
Unearned ESOP shares	(326,653)	(97,002)
Total Stockholders' Equity	48,347,076	37,729,337
Total Liabilities and Stockholders Equity	$ 598,405,834	$ 575,496,014

See notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF INCOME

	For the Years Ended December 31, 2007	For the Years Ended December 31, 2006
Interest and Dividend Income		
Loans, including fees	$ 33,047,979	$ 29,292,419
Taxable interest and dividends on investment securities	5,550,086	6,211,393
Interest on deposits with banks	300,047	181,924
Total Interest and Dividend Income	38,898,112	35,685,736
Interest Expense		
Deposits	14,900,672	12,062,016
Short-term borrowings	131,884	921,934
Long-term debt	4,873,656	5,374,978
Total Interest Expenses	19,906,212	18,358,928
Net Interest Income	18,991,900	17,326,808
Provision for loan losses	854,739	405,809
Net Interest Income After Provision For Loan Losses	18,137,161	16,920,999
Noninterest Income		
Loan appraisal, credit and miscellaneous charges	358,946	362,145
Income from Bank owned life insurance	361,527	328,586
Service charges	1,432,290	1,359,409
(Loss) Gain on the sale of investment securities	(27,335)	197,001
Gain on sale of foreclosed property	1,272,161	-
Total Noninterest Income	3,401,589	2,247,141
Noninterest expenses		
Salary and employee benefits	7,604,140	7,006,369
Occupancy expense	1,340,820	1,316,261
Advertising	469,995	474,554
Data processing expense	833,726	821,392
Depreciation of furniture, fixtures and equipment	665,974	513,348
Telephone communications	87,176	93,319
ATM expenses	293,656	274,403
Office supplies	161,538	141,144
Professional fees	646,779	655,503
Other	1,355,549	1,266,175
Total Noninterest Expenses	13,459,353	12,562,468
Income before income taxes	8,079,397	6,605,672
Income tax expense	2,973,762	2,164,415
Net Income	$ 5,105,635	$ 4,441,257
Earnings per share*		
Basic	$1.92	$1.68
Diluted	$1.79	$1.58

See notes to Consolidated Financial Statements

**Share and per share data have been retroactively adjusted to effect the three-for-two common stock split of December 2006 as if it had occurred January 1, 2006*

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2007 and 2006

	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Unearned ESOP Shares	Total
Balance at January 1, 2006	**$ 17,610**	**$ 9,057,805**	**$ 25,580,634**	**$ 49,362**	**$ (127,255)**	**$ 34,578,156**
Comprehensive Income						
Net Income			4,441,257			4,441,257
Unrealized holding losses on investment securities net of tax of $64,841				(103,184)		(103,184)
Total Comprehensive Income						**4,338,073**
Cash dividend - $0.37 per share			(972,966)			(972,966)
Excess of fair market value over cost of leveraged ESOP shares released		43,306				43,306
Exercise of stock options	163	155,959				156,122
Proceeds of private placement	50	177,450				177,500
Net change in unearned ESOP shares	(5)				30,253	30,248
Repurchase of common stock	(200)		(686,328)			(686,528)
Three-for-two stock split in the form of a dividend	8,805		(8,805)			-
Tax effect of the ESOP dividend		23,111				23,111
Tax effect of the exercise of non-ISO stock options		42,315	-	-	-	42,315
Balance at December 31, 2006	**26,423**	**9,499,946**	**28,353,792**	**(53,822)**	**(97,002)**	**37,729,337**
Comprehensive Income						
Net Income			5,105,635			5,105,635
Unrealized holding losses on investment securities net of tax of $12,128				(19,275)		(19,275)
Total Comprehensive Income						**5,086,360**
Cash dividend - $0.40 per share			(1,062,064)			(1,062,064)
Excess of fair market value over cost of leveraged ESOP shares released		36,814				-
Exercise of stock options	103	73,717				73,820
Proceeds of private placement	2,683	7,039,011				7,041,694
Net change in unearned ESOP shares	(72)	100			(229,651)	(192,809)
Repurchase of common stock	(37)		(94,010)			(94,047)
Stock Based Compensation		264,785	-	-	-	264,785
Balance at December 31, 2007	**$ 29,100**	**$ 16,914,373**	**$ 32,303,353**	**$ (73,097)**	**$ (326,653)**	**$ 48,847,076**

See notes to Consolidated Financial Statements

**All per share amounts have been adjusted for the three-for-two stock split which occurred in December 2006*

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2007 and 2006

	2007	2006
Cash Flows from Operating Activities		
Net income	$ 5,105,635	$ 4,441,257
Adjustments to reconcile net income to net cash provided by operating activities		
Provision for loan losses	854,739	405,809
Loss (Gain) on sales of investment securities	27,335	(197,001)
Depreciation and amortization	1,122,464	1,001,638
Net amortization of premium/discount on mortgage backed securities and investments	192,004	27,749
Stock based compensation expense	264,785	-
Excess tax benefits on stock-based compensation	-	(42,315)
Increase in cash surrender of Bank owned life insurance	(361,527)	(328,586)
Deferred income tax benefit	(392,194)	(412,681)
Increase in accrued interest receivable	(310,156)	(430,871)
Decrease in deferred loan fees	(119,081)	(113,379)
(Decrease) Increase in accrued expenses and other liabilities	(135,725)	1,801,223
(Increase) Decrease in other assets	(350,346)	161,738
Gain on sale of other real estate owned	(1,272,161)	-
Net Cash Provided By Operating Activities	4,625,771	6,314,581
Cash Flows From Investing Activities		
Purchase of investment securities available for sale	(309,253)	(3,127,695)
Proceeds from sale, redemption or principal payments of investment securities available for sale	408,313	1,033,358
Purchase of investment securities held to maturity	(11,009,199)	(5,100,000)
Proceeds from maturities or principal payments of investment securities held to maturity	15,936,450	23,766,300
Net sales of FHLB and Federal Reserve stock	745,900	1,089,900
Loans originated or acquired	(194,267,624)	(181,343,309)
Principal collected on loans	162,397,632	128,163,333
Purchase of premises and equipment	(3,723,304)	(1,363,554)
Proceeds from disposal of premises and equipment	4,000	-
Purchase of Bank owned life insurance policies	(1,000,000)	(2,000,000)
Proceeds of sale of foreclosed real estate	1,733,045	14,677
Net Cash Used In Investing Activities	(29,084,040)	(38,866,990)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2007 and 2006

	2007	2006
Cash Flows From Financing Activities		
Net increase in deposits	$ 26,980,613	$ 54,639,662
Net decrease in short-term borrowings	(5,012,379)	(13,507,273)
Dividends paid	(1,062,064)	(972,966)
Exercise of stock options	-	156,122
Excess tax benefits on stock based compensation	-	42,315
Proceeds from private placement	7,041,694	177,500
Net change in unearned ESOP shares	(192,809)	96,665
Repurchase of common stock	(94,047)	(686,528)
Proceeds from long-term borrowings	5,000,000	15,260,000
Payments of long-term borrowings	(15,040,428)	(27,037,822)
Net Cash Provided By Financing Activities	**17,694,400**	**28,167,675**
Increase (Decrease) In Cash And Cash Equivalents	(6,763,869)	(4,384,734)
Cash and Cash Equivalents at Beginning of Year	18,190,506	22,575,240
Cash and Cash Equivalents at End of Year	$ 11,426,637	$ 18,190,506
Supplementary Cash Flow Information		
Cash paid during the year for		
Interest	$ 19,679,622	$ 18,057,377
Income taxes	3,942,600	2,567,400

See notes to Consolidated Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
The Consolidated Financial Statements include the accounts of Tri-County Financial Corporation and its wholly owned subsidiaries, Community Bank of Tri-County (the "Bank"), Tri-County Capital Trust I and Tri-County Capital Trust II, and the Bank's wholly owned subsidiaries, Tri-County Investment Corporation and Community Mortgage Corporation of Tri-County (collectively, the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation. The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America and to general practices within the banking industry. Certain reclassifications have been made to amounts previously reported to conform with classifications made in 2007.

Nature of Operations
The Company provides a variety of financial services to individuals and small businesses through its offices in Southern Maryland. Its primary deposit products are demand, savings, and time deposits, and its primary lending products are consumer and commercial mortgage loans, construction and land development loans and commercial loans.

Use of Estimates
In preparing Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of foreclosed real estate and deferred tax assets.

Significant Group Concentrations of Credit Risk
Most of the Company's activities are with customers located in the Southern Maryland area comprising St. Mary's, Charles and Calvert counties. Note 3 discusses the types of securities held by the Company. Note 4 discusses the type of lending in which the Company is engaged. The Company does not have any significant concentration to any one customer or industry.

Cash and Cash Equivalents
For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less when purchased to be cash equivalents.

Securities
Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Securities purchased and held principally for trading in the near term are classified as "trading securities". Securities not classified as held to maturity or trading, including equity securities with readily determinable fair values, are classified as "available for sale" and recorded at estimated fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the estimated fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other than temporary impairment losses, management considers: (1) the length of time and the extent to which the fair value has been less than cost; (2) the financial condition and near term prospects of the issuer; and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method. Investment in Federal Reserve Bank and Federal Home Loan Bank of Atlanta stock are recorded at cost and are considered restricted as to marketability. The Bank is required to maintain investments in the Federal Reserve Bank and Federal Home Loan Bank based upon levels of borrowings.

Loans Held for Sale

Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value, in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Mortgage loans held for sale are generally sold with the mortgage servicing rights retained by the Company. The carrying value of mortgage loans sold is reduced by the cost allocated to the associated servicing rights. Gains or losses on sales of mortgage loans are recognized based on the difference between the selling price and the carrying value of the related mortgage loans sold, using the specific identification method.

Loans

The Company originates real estate to cover construction and land development loans, commercial, and consumer loans to customers. A substantial portion of the loan portfolio is represented by loans throughout Southern Maryland. The ability of the Company's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future, or until maturity or payoff are reported at their outstanding unpaid principal balances, adjusted for the allowance for loan losses and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well secured and in the process of collection. Consumer loans are charged-off no later than 180 days past due. In all cases, loans are placed on non-accrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected from loans that are placed on non-accrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The allowance for loan losses is established as probable losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes that the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the loans in light of historical experience, the composition and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance for loan losses consists of a specific component and a general component. The specific component relates to loans that are classified as either, doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than carrying value of that loan. The general component covers the non-classified loans by loan category and is based on historical loss experience, peer group comparisons, industry data and loss percentages used for similarly graded loans adjusted for qualitative factors.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures unless such loans are the subject of a restructuring agreement.

Servicing

Servicing assets are recognized as separate assets when rights are acquired through purchase or through the sale of financial assets. Generally, purchased servicing rights are capitalized at the cost to acquire the rights. For sales of mortgage loans, a portion of the cost of originating the loan is allocated to the servicing based on relative estimated fair value. Estimated fair value is based on market prices for comparable mortgage servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing. The valuation model incorporates assumptions that market participants would use in estimating future net servicing income, such as the cost to service, the discount rate, an inflation rate, ancillary income, prepayment speeds and default rates and losses. Capitalized servicing rights are reported in other assets and are amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets.

Servicing assets are evaluated for impairment based upon the estimated fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights into tranches based on predominant risk characteristics, such as interest rate, loan type and investor type. Impairment is recognized through a valuation allowance for an individual tranche, to the extent that fair value is less than the capitalized amount for the tranche. If the Company later determines that all or a portion of the impairment no longer exists for a particular tranche, a reduction of the allowance may be recorded as an increase to income.

Servicing fee income is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal, or a fixed amount per loan, and recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income.

Premises and Equipment

Land is carried at cost. Premises, improvements and equipment are carried at cost, less accumulated depreciation and amortization, computed by the straight-line method over the estimated useful lives of the assets, which are as follows:

Buildings and Improvements: 10 – 50 years
Furniture and Equipment: 3 – 15 years
Automobiles: 5 years

Maintenance and repairs are charged to expense as incurred while improvements that extend the useful life of premises and equipment are capitalized.

Foreclosed Real Estate

Assets acquired through or in lieu of loan foreclosure are held for sale and are initially recorded at the lower of cost or estimated fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management, and the assets are carried at the lower of carrying amount or estimated fair value less the cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in noninterest expense.

Transfers of Financial Assets
Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when: (1) the assets have been isolated from the Company; (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets; and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Advertising Costs
The Company expenses advertising costs as incurred.

Income Taxes
The Company files a consolidated federal income tax return with its subsidiaries. Deferred tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

The Company adopted the provisions of Financial Accounting Standard Board (FASB) Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48), on January 1, 2007. The adoption of Fin 48 did not have a material impact on the Company's consolidated financial statements. In conjunction with the adoption of FIN 48, it is the Company's policy to recognize accrued interest and penalties related to unrecognized tax benefits as a component of tax expense.

Off Balance Sheet Credit Related Financial Instruments
In the ordinary course of business, the Company has entered into commitments to extend credit, including commitments under commercial lines of credit, letters of credit and standby letters of credit. Such financial instruments are recorded when they are funded.

Stock-Based Compensation
The Company has stock option and incentive plans to attract and retain key personnel in order to promote the success of the business. These plans are more fully described in Note 12.

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123(R), "Share-Based Payment" ("SFAS No. 123(R)"). This statement replaced SFAS No. 123, "Accounting for Stock-based Compensation" and superseded Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). SFAS No. 123(R) requires that all stock-based compensation be recognized as an expense in the financial statements and that such cost be measured at the fair value of the award. This statement was adopted using the modified prospective method of application, which requires the Company to recognize compensation expense on a prospective basis. Therefore, prior period financial statements have not been restated. Under this method, in addition to reflecting compensation expense for new share-based awards, expense is also recognized to reflect the remaining service period of outstanding awards that had been included in pro forma disclosures in prior periods. SFAS No. 123(R) also requires that excess tax benefits related to stock option exercises be reflected as financing cash flows instead of operating cash flows.

The Company and the Bank currently maintain incentive plans which provide for payments to be made in either cash or stock options. The Company has accrued the full amounts due under these plans, but currently it is not possible to identify the portion that will be paid out in the form of stock.

Earnings Per Common Share
Basic earnings per common share represents income available to common stockholders divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued. Potential common shares that may be issued by the Company relate solely to outstanding stock options and are determined using the treasury stock method. As of December 31, 2007, there were 21,811 options which were excluded from the calculation as their effect would be anti-dilutive. No options were anti-dilutive as of December 31, 2006.

	Years Ended December 31, 2007	2006
Net Income	$ 5,105,635	$ 4,441,257
Average number of common shares outstanding	2,664,036	2,637,531
Effect of dilutive options	188,458	178,454
Average number of shares used to calculate diluted earnings per share	2,852,494	2,815,985

The numbers of common shares outstanding have been adjusted to give retroactive effect to the three-for-two stock split in December 2006.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

The components of other comprehensive income and related tax effects are as follows:

	Years Ended December 31, 2007	2006
Net Income	$ 5,105,635	$ 4,441,257
Other comprehensive income items		
Unrealized holding gains (losses) on available for sale securities net of tax expense (benefit) of ($22,684) and $9,136, respectively	(36,053)	17,735
Plus: reclassification adjustment for losses (gains) net of tax (provision) of $10,557 and ($76,082), respectively.	16,778	(120,919)
Total other comprehensive loss	(19,275)	(103,184)
Total Comprehensive Income	$ 5,086,360	$ 4,338,073

Recent Accounting Pronouncements

In July 2006, the FASB issued FIN 48. FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also requires expanded disclosure with respect to the uncertainty in income taxes. The Company adopted FIN 48 on January 1, 2007, with no significant impact on the Company's financial position or results of operations.

In September 2006, the FASB issued SFAS 157, *Fair Value Measurements.* SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies to existing accounting pronouncements that require or permit fair value measurements in which FASB had previously concluded fair value is the most relevant measurement attribute. Accordingly, SFAS 157 does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, with early adoption encouraged. The Company is currently evaluating the impact the adoption of this standard will have on its financial condition and results of operations.

In September 2006, the FASB ratified the consensus reached by the EITF on Issue No. 06-4, *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements.* EITF 06-4 requires the recognition of a liability and related compensation costs for endorsement of split-dollar life insurance policies that provide a benefit to an employee that extends to postretirement periods as defined in SFAS No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions.* The EITF reached a consensus that Bank owned life insurance policies purchased for this purpose do not effectively settle the entity's obligation to the employee in this regard and, thus, the entity must record compensation costs and a related liability. Entities should recognize the effects of applying this Issue through either, (1) a change in accounting principle through a cumulative-effective adjustment to retained earnings, or to other components of equity or net assets in the balance sheet as of the beginning of the year of adoption, or (2) a change in accounting principle through retrospective application to all prior periods. This Issue is effective for fiscal years beginning after December 15, 2007. Management is currently evaluating the impact of adopting this Issue on the Company's Consolidated Financial Statements.

In February 2007, FASB issued SFAS No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115.*" SFAS 159 permits entities to choose to measure eligible items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. The fair value option: (1) may be applied instrument by instrument, with certain exceptions; (2) is irrevocable (unless a new election date occurs); and (3) is applied only to entire instruments and not to portions of instruments. SFAS 159 is effective for the Company on January 1, 2008, and is not expected to have a significant impact on the Company's Consolidated Financial Statements.

NOTE 2 - RESTRICTIONS ON CASH AND AMOUNTS DUE FROM BANKS

The Bank is required to maintain average balances on hand or with the Federal Reserve Bank. At December 31, 2007 and 2006, these reserve balances amounted to $1,506,000 and $847,000, respectively.

NOTE 3 – SECURITIES

	December 31, 2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities Available for Sale				
Asset-backed securities issued by GSEs	$ 5,722,921	$ 21,971	$ 241,443	$ 5,503,449
Corporate equity securities	199,710	51,073	-	250,783
Bond mutual funds	3,332,190	58,960	1,312	3,389,838
Total Securities Available for Sale	$ 9,254,821	$ 132,004	$ 242,755	$ 9,144,069
Securities Held-to-Maturity				
Asset-backed securities issued by				
GSEs	$ 66,568,861	$ 129,531	$ 1,373,692	$ 65,324,700
Other	25,282,945	127,599	251,912	25,158,633
Total Debt Securities Held-to-Maturity	91,851,806	257,131	1,625,604	90,483,334
U.S. Government obligations	798,635	-	-	798,635
Other investments	37,161	-	-	37,161
Total Securities Held-to-Maturity	$ 92,687,603	$ 257,131	$ 1,625,604	$ 91,319,130

	December 31, 2006			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities Available for Sale				
Asset-backed securities issued by GSEs	$ 5,882,361	$ 22,429	$ 206,930	$ 5,697,860
Corporate equity securities	254,810	86,873	-	341,683
Bond mutual funds	3,246,054	18,173	2,094	3,262,133
Total Securities Available for Sale	$ 9,383,225	$ 127,475	$ 209,024	$ 9,301,676
Securities Held-to-Maturity				
Asset-backed securities issued by:				
GSEs	$ 66,904,325	$ 208,890	$ 1,716,038	$ 65,397,177
Other	29,955,894	211,181	360,726	29,806,349
Total Debt Securities Held-to-Maturity	96,860,219	420,071	2,076,764	95,203,526
U.S. Government obligations	800,000	-	-	800,000
Other investments	144,630	-	-	144,630
Total Securities Held-to-Maturity	$ 97,804,849	$ 420,071	$ 2,076,764	$ 96,148,156

Other investments consist of certain certificate of deposit strip instruments whose fair value is based on market returns on similar risk and maturity instruments because no active market exists for these instruments. At December 31, 2007, U.S. government obligations with a carrying value of $798,635 were pledged to secure municipal deposits. In addition, at December 31, 2007, certain other securities with a carrying value of $7,131,000 were pledged to secure certain deposits. At December 31, 2007, securities with a carrying value of $83,943,000 were pledged as collateral for advances from the Federal Home Loan Bank of Atlanta.

Gross unrealized losses and estimated fair value by length of time that the individual available-for-sale securities have been in a continuous unrealized loss position at December 31, 2007, are as follows:

		Continuous unrealized losses existing for		
	Fair Value	Less Than 12 Months	More Than 12 Months	Total unrealized Losses
Asset-backed securities issued by GSEs	$ 5,114,453	$ -	$ 241,443	$ 241,443
Bond mutual funds	39,469	-	1,312	1,312
	$ 5,153,922	$ -	$ 242,755	$ 242,755

The available-for-sale investment portfolio has a fair value of $9,144,069, of which $5,153,922 of the securities have some unrealized losses from their amortized cost. Of these securities, $5,114,453, or 99%, are mortgage-backed securities issued by GSEs and $39,469, or 1%, are short duration mutual fund shares. The unrealized losses that exist in the asset-backed securities and mutual fund shares are the result of market changes in interest rates since the original purchase.

The mutual fund shares have a modest duration and are backed by one-year adjustable-rate mortgage-backed securities. The asset-backed securities have an average duration of 5.6 years and are guaranteed by their issuer as to credit risk. Total unrealized losses on these investments are small (approximately 5%). We believe that the losses in the equity securities are temporary. Persistent losses may require a reevaluation of these losses. These factors coupled with the fact the Company has both the intent and ability to hold these investments for a period of time sufficient to allow for any anticipated recovery in fair value substantiates that the unrealized losses in the available-for-sale portfolio are temporary.

Gross unrealized losses and estimated fair value by length of time that the individual held-to-maturity securities have been in a continuous unrealized loss position at December 31, 2007, are as follows:

		Continuous unrealized losses existing for		
	Fair Value	Less Than 12 Months	More Than 12 Months	Total unrealized Losses
Asset-backed securities issued by GSEs	$ 57,149,185	$ 153,557	$ 1,220,135	$ 1,373,692
Asset-backed securities issued by other	13,812,817	37,784	214,128	251,912
	$ 70,962,002	$ 191,341	$ 1,434,263	$ 1,625,604

The held-to-maturity investment portfolio has an estimated fair value of $91,319,130, of which $70,962,002 of the securities have some unrealized losses from their amortized cost. Of these securities, $57,149,185 or 81%, are mortgage-backed securities issued by GSEs and the remaining $13,812,817, are asset-backed securities issued by others. The asset-backed securities have a duration of approximately 5.0 years, are either guaranteed as to payment by the issuer or are in a superior credit position to other tranches, and have minimal losses compared to carrying value (approximately 2%). The unrealized losses that exist are the result of market changes in interest rates since the original purchase. These factors coupled with the Company's intent and ability to hold these investments for a period of time sufficient to allow for any anticipated recovery in fair value substantiates that the unrealized losses in the held-to-maturity portfolio are temporary.

The amortized cost and estimated fair value of debt securities at December 31, 2007, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

	Available for Sale		Held to Maturity	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Within one year	$ 3,332,190	$ 3,389,838	$ 798,635	$ 798,635
Over one year, through five years	-	-	37,161	37,161
	3,332,190	3,389,838	835,796	835,796
Asset-backed and equity securities	5,922,631	5,754,232	91,851,806	90,483,334
	$ 9,254,821	$ 9,144,070	$ 92,687,603	$ 91,319,130

Total sales of investments available for sale during 2007 and 2006 were $381,224 and $226,199. These sales produced a net gain (loss) of $(27,335) and $197,001. Asset-backed securities are comprised of mortgage-backed securities as well as mortgage-derivative securities such as collateralized mortgage obligations and real estate mortgage investment conduits.

NOTE 4 - LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES

A summary of the balances of loans is as follows:

	2007	2006
Commercial real estate	$ 190,483,998	$ 177,923,349
Residential first mortgages	90,931,572	80,781,270
Construction and land development	50,577,491	42,746,306
Home equity and second mortgage	24,649,581	24,572,235
Commercial loans	75,247,410	79,629,910
Consumer loans	2,464,594	2,812,945
Commercial equipment	24,113,223	18,287,840
	458,467,869	426,753,855
Less:		
Deferred loan fees	371,253	490,335
Allowance for loan loss	4,482,483	3,783,721
	4,853,736	4,274,056
	$ 453,614,133	$ 422,479,799

An analysis of the allowance for loan losses follows:

	2007	2006
Balance January 1,	$ 3,783,721	$ 3,383,334
Add:		
Provision charged to operations	854,739	405,809
Recoveries	194	2,759
Less:		
Charge-offs	156,171	8,181
Balance, December 31	$ 4,482,483	$ 3,783,721

At December 31, 2007, impaired loans totaled $754,700 as defined by SFAS No. 114 compared to no loans being impaired for the year ending 2006. Impaired loans had specific allocations within the allowance for loan losses. Allocations of the allowance for loan losses relative to impaired loans at December 31, 2007 were $201,000. Approximately $139,000 of interest income was recognized on average impaired loans of $528,000 for 2007. Interest recognized on impaired loans on a cash basis during 2007 was immaterial.

Loans on which the recognition of interest has been discontinued, which were not included within the scope of SFAS No. 114, amounted to approximately $414,000 and $1,046,000 at December 31, 2007and 2006, respectively. If interest income had been recognized on nonaccrual loans at their stated rates during 2007 and 2006 interest income would have been increased by $125,085 and $75,480, respectively. Income in the amount of $23,773 and $18,121 was recognized on these loans in 2007 and 2006, respectively.

Included in loans receivable at December 31, 2007 and 2006, is $5,189,612 and $3,179,142 due from officers and directors of the Bank. These loans are made in the ordinary course of business at substantially the same terms and conditions as those prevailing at the time for comparable transactions with persons not affiliated with the bank and are not considered to involve more than the normal risk of collectability. For the years ended December 31, 2007 and 2006, all loans to directors and officers of the Bank were performing according to the original loan terms.

Activity in loans outstanding to officers and directors is summarized as follows:

	Year Ended December 31,	
	2007	2006
Balance, beginning of year	$ 3,179,142	$ 1,682,994
New loans made during year	2,429,595	1,967,257
Repayments made during year	(419,125)	(991,108)
Changes due to change in directors and officers	-	520,000
Balance, end of year	$ 5,189,612	$ 3,179,142

NOTE 5 - LOAN SERVICING

Loans serviced for others are not reflected in the accompanying balance sheets. The unpaid principal balances of mortgages serviced for others were $25,530,267 and $29,313,135 at December 31, 2007 and 2006, respectively. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. Loan servicing income is recorded on the accrual basis and includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees. The following table presents the activity of the mortgage servicing rights.

	Year Ended December 31,	
	2007	2006
Balance at beginning of the year	$ 204,859	$ 326,061
Amortization	(121,200)	(121,202)
	$ 83,659	$ 204,859

NOTE 6 - FORECLOSED REAL ESTATE

Foreclosed assets are presented net of an allowance for losses. An analysis of the allowance for losses on foreclosed assets is as follows:

	Year Ended December 31,	
	2007	2006
Balance at beginning of the year	$ 671,740	$ 671,740
Disposal of underlying property	(671,740)	-
Balance at end of year	$ -	$ 671,740

Income (Expenses) applicable to foreclosed assets include the following

	Year Ended December 31,	
	2007	2006
Net gain on sale of foreclosed real estate	$ 1,276,161	$ -
Operating expenses	-	(3,632)
	$ 1,276,161	$ (3,632)

NOTE 7 - PREMISES AND EQUIPMENT

A summary of the cost and accumulated depreciation of premises and equipment follows:

	2007	2006
Land	$ 3,073,767	$ 2,096,381
Building and improvements	7,838,083	5,856,357
Furniture and equipment	3,374,160	3,021,560
Automobiles	241,711	168,425
Total cost	14,527,722	11,142,724
Less accumulated depreciation	5,104,419	4,320,263
Premises and equipment, net	$ 9,423,302	$ 6,822,461

Certain bank facilities are leased under various operating leases. Rent expense was $320,200 and $292,196 in 2007 and 2006, respectively. Future minimum rental commitments under non-cancellable operating leases are as follows:

2007	$ 480,302
2008	454,104
2009	306,152
2010	309,983
2011	259,921
Thereafter	3,658,997
Total	$ 5,469,459

In addition to the premises and equipment balances noted above, the Company plans to rebuild one branch office. The total commitment to rebuild the branch office is approximately $3.3 million.

NOTE 8 - DEPOSITS

Deposits at December 31 consist of the following:

	2007	2006
Noninterest-bearing demand	$ 48,041,571	$ 43,723,436
Interest-bearing		
Demand	46,013,651	41,117,213
Money market deposits	99,169,429	91,072,187
Savings	25,674,548	30,187,404
Certificates of deposit	226,094,816	211,913,163
Total interest-bearing	396,952,444	374,289,966
Total Deposits	$ 444,994,015	$ 418,013,403

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2007, and 2006 was $72,254,782 and $62,996,094, respectively.

At December 31, 2007, the scheduled maturities of time deposits are as follows:

2008	$ 187,067,060
2009	29,069,593
2010	6,521,165
2011	1,705,312
2012	1,731,686
	$ 226,094,816

NOTE 9 - SHORT-TERM BORROWINGS AND LONG-TERM DEBT

The Bank's long-term debt consists of advances from the Federal Home Loan Bank of Atlanta. The Bank classifies debt based upon original maturity and does not reclassify debt to short term status during its life. These include fixed-rate, fixed rate convertible, and variable rate convertible advances. Rates and maturities on these advances are as follows:

	Fixed Rate	Fixed Rate Convertible	Variable Rate Convertible
2007			
Highest rate	5.15%	6.25%	4.43%
Lowest rate	1.00%	3.27%	4.43%
Weighted average rate	4.33%	4.70%	4.43%
Matures through	2036	2014	2020
2006			
Highest rate	5.15%	6.25%	4.91%
Lowest rate	1.00%	3.27%	4.17%
Weighted average rate	4.29%	4.70%	4.65%
Matures through	2036	2014	2020

Average rates of long and short-term debt were as follows:

	At or for the Year Ended December 31,	
dollars in thousands	2007	2006
Long-term debt		
Maximum outstanding long-term debt of any month end	$ 96,042	$ 108,078
Average outstanding long-term debt	86,993	101,520
Approximate average rate paid on long-term debt	5.16%	4.42%
Short-term debt		
Maximum outstanding short-term debt at any month end	$ 5,555	$ 37,590
Average outstanding short-term debt	2,902	18,129
Approximate average rate paid on short-term debt	3.51%	4.99%

The Bank's fixed-rate debt generally consists of advances with monthly interest payments and principal due at maturity. The Bank's fixed-rate, convertible, long-term debt is callable by the issuer, after an initial period ranging from six months to five years. Advances become callable on dates ranging from 2008 to 2010. Depending on the specific instrument, the instrument is callable either continuously after the initial period (Bermuda option) or only at the date ending the initial period (European). All advances have a prepayment penalty, determined based upon prevailing interest rates. Variable convertible advances have an initial variable rate based on a discount to LIBOR. Depending on the specific instrument, the debt has a discount to LIBOR ranging from 43 to 50 basis points. After an initial period of two to five years, the advance will convert at the issuer's option to a fixed-rate advance at a rate of 4.0% to 4.21%, and a term of five to ten years.

The contractual maturities of long-term debt are as follows:

	December 31, 2007			
	Fixed Rate	Fixed Rate Convertible	Variable Rate Convertible	Total
Due in 2008	$ -	$ -	$ -	$ -
Due in 2009	30,000,000	-	-	30,000,000
Due in 2010	10,000,000	10,000,000	-	20,000,000
Due in 2011	10,000,000	-	-	10,000,000
Due in 2012	-	-	-	-
Thereafter	1,005,508	15,000,000	10,000,000	26,005,508
	$ 51,005,508	$ 25,000,000	$ 10,000,000	$ 86,005,508

From time to time, the Bank also has daily advances outstanding, which are classified as short-term debt. These advances are repayable at the Bank's option at any time and are re-priced daily. These advances totaled $5,500,000 at December 31, 2006. There were no amounts outstanding as of December 31, 2007. The rate on the daily advances as of December 31, 2006, was 5.5%.

Under the terms of an Agreement for Advances and Security Agreement with Blanket Floating Lien (the "Agreement"), the Company maintained eligible collateral consisting of one-to-four residential first mortgage loans, discounted at 80% of the unpaid principal balance, equal to 100% of its total outstanding long and short-term Federal Home Loan Bank advances. During 2003 and 2004, the Bank entered into addendums to the Agreement that expanded the types of eligible collateral under the Agreement to include certain commercial real estate and second mortgage loans. These loans are subject to eligibility rules, and collateral values are discounted at 50% of the unpaid loan principal balance. In addition, only 50% of total collateral for Federal Home Loan Bank advances may consist of commercial real estate loans. Additionally, the Bank has pledged its Federal Home Loan Bank stock of $4,904,500 and securities with a carrying value of $87,956,564 as additional collateral for its advances. The Bank is limited to total advances of up to 40% of assets or $238,000,000. At December 31, 2007, the Bank had filed collateral statements identifying collateral sufficient to borrow $84,769,139 in addition to amounts already outstanding.

Also, the Bank had outstanding notes payable to the U.S. Treasury, which are federal treasury tax and loan deposits accepted by the Bank and remitted on demand to the Federal Reserve Bank. At December 31, 2007 and 2006, such borrowings were $1,555,323 and $1,067,702, respectively. The Bank pays interest on these balances at a slight discount to the federal funds rate. The notes are secured by investment securities with an amortized cost of approximately $1,667,000 and $1,759,000 at December 31, 2007 and 2006, respectively.

NOTE 10 - INCOME TAXES

Allocation of federal and state income taxes between current and deferred portions is as follows:

	2007	2006
Current		
Federal	$ 2,681,047	$ 2,014,469
State	684,909	562,627
	3,365,956	2,577,096
Deferred		
Federal	(335,726)	(347,874)
State	(56,468)	(64,807)
	(392,194)	(412,681)
Total Income Tax Expense	$ 2,973,762	$ 2,164,415

The reasons for the differences between the statutory federal income tax rate and the effective tax rates are summarized as follows:

	2007		2006	
	Amount	Percent of Pre-Tax Income	Amount	Percent of Pre-Tax Income
Expected income tax expense at federal tax rate	$ 2,746,995	34.00%	$ 2,245,928	34.00%
State taxes net of federal benefit	414,771	5.13%	328,561	4.97%
Nondeductible expenses	62,131	0.77%	4,779	0.07%
Nontaxable income	(221,942)	(-2.75%)	(196,225)	(-2.97%)
Other	(28,193)	(-0.35%)	(218,628)	(-3.31%)
	$ 2,973,762	36.81%	$ 2,164,415	32.76%

The net deferred tax assets in the accompanying balance sheets include the following components.

	2007	2006
Deferred tax assets		
Deferred fees	$ 2,492	$ 3,298
Allowance for loan losses	1,701,537	1,431,675
Deferred compensation	954,910	704,417
Valuation allowance on foreclosed real estate	-	259,991
Unrealized loss on investment securities available for sale	37,656	27,726
	2,696,595	2,427,107
Deferred tax liabilities		
FHLB stock dividends	152,896	152,896
Depreciation	230,309	362,946
	383,205	515,842
	$ 2,313,390	$ 911,265

Retained earnings at December 31, 2007, included approximately $1.2 million of bad debt deductions allowed for federal income tax purposes (the "base year tax reserve") for which no deferred income tax has been recognized. If, in the future, this portion of retained earnings is used for any purpose other than to absorb bad debt losses, it would create income for tax purposes only and income taxes would be imposed at the then prevailing rates. The unrecorded income tax liability on the above amount was approximately $463,000 at December 31, 2007.

Prior to January 1, 1996, the Bank computed its tax bad debt deduction based upon the percentage of taxable income method as defined by the Internal Revenue Code. The bad debt deduction allowable under this method equaled 8% of taxable income determined without regard to the bad debt deduction and with certain adjustments. The tax bad debt deduction differed from the bad debt expense used for financial accounting purposes.

In August 1996, the Small Business Job Protection Act (the "Act") repealed the percentage of taxable income method of accounting for bad debts effective for years beginning after December 31, 1995. The Act required the Bank to change its method of computing reserves for bad debts to the experience method. This method is available to banks with assets less than $500 million and allows the Bank to maintain a tax reserve for bad debts and to take bad debt deductions for reasonable additions to the reserve. As a result of this change, the Bank has to recapture into income a portion of its existing tax bad debt reserve. This recapture occurred ratably over a six-taxable year period, beginning with the 1998 tax year. For financial reporting purposes, this recapture does not result in additional tax expense as the Bank adequately provided deferred taxes in prior years. Furthermore, this change does not require the Bank to recapture its base-year tax reserve.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are commitments to extend credit. These instruments may, but do not necessarily involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the balance sheets. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments as it does for on-balance-sheet loans receivable.

As of December 31, 2007 and 2006, in addition to the undisbursed portion of loans receivable of $14,376,468 and $17,897,673, respectively. The Bank had outstanding loan commitments approximating $18,340,200 and $12,239,000, respectively.

Standby letters of credit written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. These guarantees are issued primarily to support construction borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds cash or a secured interest in real estate as collateral to support those commitments for which collateral is deemed necessary. Standby letters of credit outstanding amounted to $12,490,756 and $8,382,353 at December 31, 2007 and 2006, respectively. In addition to the commitments noted above, customers had approximately $93,712,096 and $62,845,000 available under lines of credit at December 31, 2007 and 2006, respectively.

NOTE 12 - STOCK OPTION AND INCENTIVE PLAN

The Company has stock option and incentive plans to attract and retain personnel and provide incentive to employees to promote the success of the business. On January 31, 2005, the Company's 1995 Stock Option and Incentive Plan and 1995 Stock Option Plan for Non-Employee Directors each expired. All shares authorized and available under this plan were awarded as of December 31, 2004. In May 2005, the 2005 Equity Compensation Plan was approved by the shareholders. The exercise price for options granted under this plan is set at the discretion of the committee administering this plan, but is not less than the market value of the shares as of the date of grant. An option's maximum term is ten years and the options vest at the discretion of the committee administering this plan. All outstanding options were fully vested at December 31, 2007.

	2007		2006	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	417,097	$13.86	444,753	$13.59
Granted	21,811	27.70	-	
Exercised	(10,289)	7.17	(19,585)	7.97
Forfeitures	-		(8,072)	13.24
Outstanding at end of year	428,619	14.72	417,097	13.86

Option amounts and exercise prices have been adjusted retroactively to give effect to the three-for-two stock split which occurred in December 2006. Options outstanding are all currently exercisable and are summarized as follows.

Number Outstanding December 31, 2007	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
22,904	1 years	$7.16
23,126	2 years	7.88
37,639	3 years	7.90
40,851	4 years	7.90
22,822	5 years	11.56
71,088	6 years	12.91
99,878	7 years	15.89
88,502	8 years	22.29
21,811	10 years	27.70
428,621		14.72

Stock-based compensation expense totaled $264,785 in 2007 compared to no stock-based compensation expense in 2006. Aggregate intrinsic value of outstanding stock options and exercisable stock options was $4,101,000 at December 31, 2007. Aggregate intrinsic value represents the difference between the Company's closing stock price on the last training day of the period, which was 24.11 at December 31, 2007, and the exercise price multiplied by the number of options outstanding. The fair value of the Company's employee stock options granted is estimated on the date of grant using the Black-Scholes option pricing model. The weighted-average fair value of stock options granted was $12.14 for 2007. The Company estimated expected market price volatility and expected term of the options based on historical data and other factors. The weighted-average assumptions used to determine the fair value of options granted are detailed in the table below.

	2007
Employee dividend yield	1.32%
Expected stock price volatility	31.95
Risk-free interest rate	5.05
Expected life of options	10
Weighted average fair value	$12.14

NOTE 13 - EMPLOYEE BENEFIT PLANS

The Bank has an Employee Stock Ownership Plan ("ESOP") which covers substantially all its employees. The ESOP acquires stock of Tri-County Financial Corporation. The Company accounts for its ESOP in accordance with AICPA Statement of Position 936. Accordingly, unencumbered shares held by the ESOP are treated as outstanding in computing earnings per share. Shares issued to the ESOP but pledged as collateral for loans obtained to provide funds to acquire the shares are not treated as outstanding in computing earnings per share. Dividends on ESOP shares are recorded as a reduction of retained earnings. Contributions are made at the discretion of the Board of Directors. Expense recognized for the years ended 2007 and 2006 totaled $68,103 and $76,842, respectively. As of December 31, 2007, the ESOP plan held 181,647 allocated and 15,194 unallocated shares with an approximate market value of $4,379,514 and $366,323, respectively.

The Company also has a 401(k) plan. The Company matches a portion of the employee contributions. This ratio is determined annually by the Board of Directors. In 2007 and 2006, the Company matched one-half of the employee's first 8% deferral. All employees who have completed six months of service and have reached the age of 21 are covered under this defined contribution plan. Contributions are determined at the discretion of the Board of Directors. For the years ended December 31, 2007 and 2006, the expense recorded for this plan totaled $143,500 and $129,027, respectively.

The Bank has a separate nonqualified retirement plan for non-employee directors. Directors are eligible for a maximum benefit of $3,500 a year for ten years following retirement from the Board of Community Bank of Tri-County. The maximum benefit is earned at 15 years of service as a non-employee director. Full vesting occurs after two years of service. Expense recorded for this plan was $9,718 and $7,193 for the years ended December 31, 2007 and 2006, respectively.

In addition, the Bank has established a separate supplemental retirement plan for certain key executives of the Bank. This plan provides a retirement income payment for 15 years from the date of the employee's expected retirement date. The payments are set at the discretion of the Board of Directors and vesting occurs ratably from the date of employment to the expected retirement date. Expense recorded for this plan totaled $297,000 and $341,000 for 2007 and 2006, respectively.

NOTE 14 - REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of tangible and core capital (as defined in the regulations) to total adjusted assets (as defined), and of risk-based capital (as defined) to risk-weighted assets (as defined). Management believes, as of December 31, 2007, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2007, the most recent notification from the Federal Reserve categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Company's or the Bank's category. The Company's and the Bank's actual capital amounts and ratios for 2007 and 2006 are presented in the tables that follow.

	Actual		Required for Capital Adequacy Purposes		To Be Considered Well Capitalized Under Prompt Corrective Action	
At December 31, 2007						
Total Capital (to risk weighted assets)						
The Company	$ 65,620	13.80%	$ 38,051	8.00%		
The Bank	$ 64,410	13.58%	$ 37,954	8.00%	$ 47,443	10.00%
Tier 1 Capital (to risk weighted assets)						
The Company	$ 61,077	12.84%	$ 19,026	4.00%		
The Bank	$ 59,867	12.62%	$ 18,977	4.00%	$ 28,466	6.00%
Tier 1 Capital (to average assets)						
The Company	$ 61,077	10.41%	$ 23,458	4.00%		
The Bank	$ 59,867	10.23%	$ 23,418	4.00%	$ 29,272	5.00%

At December 31, 2006						
Total Capital (to risk weighted assets)						
The Company	$ 53,504	11.98%	$ 35,723	8.00%		
The Bank	$ 52,388	11.78%	$ 35,648	8.00%	$ 44,560	10.00%
Tier 1 Capital (to risk weighted assets)						
The Company	$ 49,675	11.12%	$ 17,862	4.00%		
The Bank	$ 48,559	10.92%	$ 17,824	4.00%	$ 26,736	6.00%
Tier 1 Capital (to average assets)						
The Company	$ 49,675	8.74%	$ 22,722	4.00%		
The Bank	$ 48,559	8.58%	$ 22,682	4.00%	$ 28,353	5.00%

NOTE 15 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Therefore, any aggregate unrealized gains or losses should not be interpreted as a forecast of future earnings or cash flows. Furthermore, the fair values disclosed should not be interpreted as the aggregate current value of the Company.

	Year Ended December 31, 2007		**Year Ended December 31, 2006**	
	Carrying Amount	**Estimated Fair Value**	**Carrying Amount**	**Estimated Fair Value**
Assets				
Cash and cash equivalents	$11,677,420	$11,677,420	$18,190,506	$18,190,506
Investment securities and stock in FHLB and FRB	107,186,172	105,817,699	113,206,926	111,550,233
Loans receivable, net	453,614,133	462,328,386	422,479,799	425,336,840
Liabilities				
Savings, NOW, and money market accounts	218,899,199	218,899,199	206,100,240	206,100,240
Time certificates	226,094,816	226,973,013	211,913,163	211,025,358
Long-term debt and other borrowed funds	87,560,831	87,129,375	102,613,638	101,093,038
Guaranteed preferred beneficial interest in junior subordinated securities	12,000,000	12,000,000	12,000,000	12,000,000

At December 31, 2007 and 2006, the Company had outstanding loan commitments and standby letters of credit of $94 million and $12 million, respectively. Based on the short-term lives of these instruments, the Company does not believe that the fair value of these instruments differs significantly from their carrying values.

Valuation Methodology

Cash and Cash Equivalents - For cash and cash equivalents, the carrying amount is a reasonable estimate of fair value.

Investment Securities - Fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans Receivable - For conforming residential first-mortgage loans, the market price for loans with similar coupons and maturities was used. For nonconforming loans with maturities similar to conforming loans, the coupon was adjusted for credit risk. Loans which did not have quoted market prices were priced using the discounted cash flow method. The discount rate used was the rate currently offered on similar products. Loans priced using the discounted cash flow method included residential construction loans, commercial real estate loans, and consumer loans. The estimated fair value of loans held for sale is based on the terms of the related sale commitments.

Deposits The fair value of checking accounts, saving accounts and money market accounts was the amount payable on demand at the reporting date.

Time Certificates - The fair value was determined using the discounted cash flow method. The discount rate was equal to the rate currently offered on similar products.

Long-Term Debt and Other Borrowed Funds - These were valued using the discounted cash flow method. The discount rate was equal to the rate currently offered on similar borrowings.

Guaranteed Preferred Beneficial Interest in Junior Subordinated Securities - These were valued using discounted cash flows. The discount rate was equal to the rate currently offered on similar borrowings.

Off-Balance Sheet Instruments - The Company charges fees for commitments to extend credit. Interest rates on loans for which these commitments are extended are normally committed for periods of less than one month. Fees charged on standby letters of credit and other financial guarantees are deemed to be immaterial and these guarantees are expected to be settled at face amount or expire unused. It is impractical to assign any fair value to these commitments.

The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2007 and 2006. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amount presented herein.

NOTE 16 - GUARANTEED PREFERRED BENEFICIAL INTEREST IN JUNIOR SUBORDINATED DEBENTURES

On June 15, 2005, Tri-County Capital Trust II ("Capital Trust II"), a Delaware business trust formed, funded and wholly owned by the Company, issued $5,000,000 of variable-rate capital securities with an interest rate of 5.07% in a private pooled transaction. The variable rate is based on the 90-day LIBOR rate plus 1.70%. The Trust as of December 31, 2007, along with the $155,000 for Capital Trust II's common securities used the proceeds from this issuance to purchase $5,155,000 of the Company's junior subordinated debentures. The interest rate on the debentures and the trust preferred securities is variable and adjusts quarterly. The Company has, through various contractual arrangements, fully and unconditionally guaranteed all of Capital Trust II's obligations with respect to the capital securities. These capital securities qualify as Tier I capital and are presented in the Consolidated Balance Sheets as "Guaranteed Preferred Beneficial Interests in Junior Subordinated Debentures." Both the capital securities of Capital Trust II and the junior subordinated debentures are scheduled to mature on June 15, 2035, unless called by the Company not earlier than June 15, 2010.

On July 22, 2004, Tri-County Capital Trust I ("Capital Trust I"), a Delaware business trust formed, funded and wholly owned by the Company, issued $7,000,000 of variable-rate capital securities with an interest rate of 4.22% in a private pooled transaction. The variable rate is based on the 90-day LIBOR rate plus 2.60%. The Trust as of December 31, 2007 used the proceeds from this issuance, along with the Company's $217,000 capital contribution for Capital Trust I's common securities, to purchase $7,217,000 of the Company's junior subordinated debentures. The interest rate on the debentures and the trust preferred securities is variable and adjusts quarterly. The Company has, through various contractual arrangements, fully and unconditionally guaranteed all of Capital Trust I's obligations with respect to the capital securities. These debentures qualify as Tier I capital and are presented in the Consolidated Balance Sheets as "Guaranteed Preferred Beneficial Interests in Junior Subordinated Debentures." Both the capital securities of Capital Trust I and the junior subordinated debentures are scheduled to mature on July 22, 2034, unless called by the Company not earlier than July 22, 2009.

Costs associated with the issuance of the trust-preferred securities were less than $10,000 and were expensed as period costs.

NOTE 17 – PRIVATE PLACEMENTS

During 2007, the Company conducted two private placements of its common stock. On November 30, 2007, the Company sold 249,371 shares at a price of $26.25 per share to qualified investors. The Company received a total of $6,545,989 in cash for the shares. In addition, on December 14, 2007, the Company sold an additional 18,884 shares at a price of $26.25 to directors and officers of the Company. The Company received a total of $495,705 in cash for these shares.

During 2006, the Company sold securities at the then current market value to new directors. The amount of total shares issued in this manner during 2006 was 7,500 shares at an average price of $23.67. These offers were exempt from the registration requirements of the Securities Act of 1933. All share and per share amounts have been adjusted for the three-for-two stock split effected in December 2006.

NOTE 18 – CONDENSED FINANCIAL STATEMENTS - PARENT COMPANY ONLY

BALANCE SHEETS

December 31,

	2007	2006
Assets		
Cash - noninterest bearing	$ 256,965	$ 799,984
Cash - interest bearing	156,120	155,244
Investment securities available for sale	39,215	37,475
Investment in wholly owned subsidiaries	60,166,153	48,985,298
Other assets	1,170,281	565,880
Total assets	$ 61,788,735	$ 50,543,882
Liabilities		
Current liabilities	$ 569,659	$ 442,545
Guaranteed preferred beneficial interest in junior subordinated debentures	12,372,000	12,372,000
Total liabilities	12,941,659	12,814,545
Stockholders' Equity		
Common stock	29,100	26,423
Surplus	16,914,373	9,499,946
Retained earnings	32,303,353	28,353,792
Total accumulated other comprehensive income	(73,097)	(53,822)
Unearned ESOP shares	(326,653)	(97,002)
Total Stockholders' Equity	48,847,076	37,729,337
Total Liabilities and Stockholders' Equity	$ 61,788,735	$ 50,543,882

CONDENSED STATEMENTS OF INCOME

	Years Ended December 31, 2007	2006
Dividends from subsidiary	$ 2,000,000	$ 2,000,000
Interest income	52,425	16,220
Interest expense	967,079	891,891
Net Interest Income	1,085,346	1,124,330
Miscellaneous expenses	(961,945)	(420,129)
Income before income taxes and equity in undistributed net income of subsidiary	123,401	704,201
Federal and state income tax benefit	604,401	439,804
Equity in undistributed net income of subsidiary	4,377,833	3,297,252
Net Income	$ 5,105,635	$ 4,441,257

CONDENSED STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2007	2006
Cash Flows from Operating Activities		
Net income	$ 5,105,635	$ 4,441,257
Adjustments to reconcile net income to net cash provided by operating activities		
Equity in undistributed earnings of subsidiary	(4,377,833)	(3,297,252)
Increase in other assets	(523,747)	(28,023)
Deferred income tax benefit	(80,654)	(56,117)
Increase in current liabilities	127,115	34,876
Net Cash Provided By Operating Activities	250,515	1,094,742
Cash Flows from Investing Activities		
Purchase of investment securities available for sale	(1,740)	(1,637)
Net Cash Used By Investing Activities	(1,740)	(1,637)
Cash Flows from Financing Activities		
Dividends paid	(1,062,064)	(972,966)
Proceeds from private placement	7,041,694	177,500
Downstream of capital to subsidiary	(6,822,297)	
Exercise of stock options	73,820	198,437
Stock based compensation	264,785	-
Net change in ESOP loan	(192,809)	96,665
Redemption of common stock	(94,047)	(686,528)
Net Cash Used in Financing Activities	(790,918)	(1,186,892)
Decrease in Cash	(542,143)	(93,787)
Cash at Beginning of Year	955,228	1,049,015
Cash at End of Year	$ 413,085	$ 955,228

NOTE 19 - QUARTERLY FINANCIAL COMPARISON

	2007 Fourth Quarter	2007 Third Quarter	2007 Second Quarter	2007 First Quarter	2006 Fourth Quarter	2006 Third Quarter	2006 Second Quarter	2006 First Quarter
Interest and dividend income	$ 9,694,195	$ 9,941,838	$ 9,737,887	$ 9,524,192	$ 9,371,065	$ 9,186,802	$ 8,827,910	$ 8,299,959
Interest Expense	4,868,029	5,118,104	4,939,047	4,981,032	4,995,112	4,844,077	4,473,923	4,045,816
Net interest income	4,826,166	4,823,734	4,798,840	4,543,160	4,375,953	4,342,725	4,353,987	4,254,143
Provision for loan loss	195,451	304,845	97,917	256,526	116,674	116,563	86,087	86,485
Net interest income after provision	4,630,715	4,518,889	4,700,923	4,286,634	4,259,279	4,226,162	4,267,900	4,167,658
Noninterest income	537,401	1,761,048	552,447	550,693	744,359	519,452	505,612	477,718
Noninterest expense	3,826,883	3,228,407	3,142,913	3,261,150	3,162,634	3,071,666	3,197,613	3,130,555
Income before income taxes	1,341,233	3,051,530	2,110,457	1,576,177	1,841,004	1,673,948	1,575,899	1,514,821
Provision for income taxes	472,972	1,165,891	768,341	566,558	534,872	570,895	516,964	541,684
Net Income	$ 868,261	$ 1,885,639	$ 1,342,116	$ 1,009,619	$ 1,306,132	$ 1,103,053	$ 1,058,935	$ 973,137
Earnings per common share								
Basic	$ 0.24	$ 0.71	$ 0.51	$ 0.38	$ 0.50	$ 0.42	$ 0.40	$ 0.37
Diluted	$ 0.23	$ 0.67	$ 0.47	$ 0 .36	$ 0.46	$ 0.39	$ 0.37	$ 0.35

[1] All per share amounts have been adjusted for the three-for-two stock split in December 2006.

[2] Earnings per share are based upon quarterly results and may not be additive to the annual earnings per share amounts.

TRI-COUNTY FINANCIAL CORPORATION

CORPORATE INFORMATION

Tri-County Financial Corporation
Community Bank of Tri-County

DIRECTORS OF BOTH

Michael L. Middleton
Chairman of the Board

C. Marie Brown
Philip T. Goldstein

Louis P. Jenkins, Jr.
Herbert N. Redmond, Jr.

James R. Shepherd
Austin J. Slater, Jr.

H. Beaman Smith
Joseph V. Stone, Jr.

OFFICERS OF COMMUNITY BANK OF TRI-COUNTY

Michael L. Middleton
President and Chief Executive Officer

C. Marie Brown
Executive Vice President
Chief Operating Officer

Gregory C. Cockerham
Executive Vice President
Chief Lending Officer

William J. Pasenelli
Executive Vice President
Chief Financial Officer

James M. Burke
Executive Vice President

James F. DiMisa
Executive Vice President

David D. Vaira
Senior Vice President

Paige Watkins
Senior Vice President

John H. Buckmaster
Vice President

Nancy Hayden
Vice President

Rebecca Henderson
Vice President

Ernie Williams, Jr.
Vice President

Keven Zinn
Vice President

COUNSEL

SPECIAL COUNSEL
Gary R. Bronstein, Esq.
Muldoon Murphy & Aggugia LLP
5101 Wisconsin Avenue, Suite 500
Washington, DC 20016
(202) 686-4950

INDEPENDENT AUDITOR
Stegman & Company
405 East Joppa Road, Suite 100
Baltimore, MD 21286
(410) 823-8000

FORM 10-K

A copy of Form 10-K, including financial statements as filed with the Securities and Exchange Commission will be furnished without charge to stockholders as of the record date upon written request to Gregory C. Cockerham, Secretary, Tri-County Financial Corporation, P.O. Box 38, Waldorf, MD 20604.

STOCK TRANSFER AGENT:
BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252
877-889-1982
www.bnymellon.com

SHAREHOLDER RELATIONS:
Laura Hewitt or Christy Lombardi
Community Bank of Tri-County
P.O. Box 38
Waldorf, MD 20604
1-888-745-BANK
hewittl@cbtc.com • clombardi@cbtc.com

ANNUAL MEETING

May 12, 2008, 10:00 a.m.
Community Bank of Tri-County
Board Room
3035 Leonardtown Road
Waldorf, Maryland

END

Tri-County Financial Corporation

3035 Leonardtown Road
P.O. Box 38
Waldorf, MD 20604